

Mail Stop 3233

October 5, 2017

<u>Via E-Mail</u>
John G. Murray
President and Chief Operating Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

   Re: Hospitality Properties Trust
     Form 10-K for Fiscal Year Ended December 31, 2016
     Filed March 1, 2017
     Definitive Proxy Statement Filed April 24, 2017
     File No. 1-11527

Dear Mr. Murray:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kim McManus

        Kim McManus
        Senior Attorney
        Office of Real Estate and
        Commodities